SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 11-K

    [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934


For the Fiscal Year Ended:                        Commission File Number
    September 30, 1996                                           0-20984

Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ________ to ________.

               HAHN AUTOMOTIVE WAREHOUSE, INC. 401(k) PLAN


                     HAHN AUTOMOTIVE WAREHOUSE, INC.
     (Exact name of Registrant as specified in its Charter)


       New York                                  16-0467030
(State of Incorporation)           (I.R.S. Employer Identification No.)

415 West Main Street, Rochester, New York                 14608
(Address of Principal Executive Offices)               (Zip Code)

Registrant's telephone number, including area code: (716) 235-1595.






Hahn Automotive Warehouse, Inc. 401(k) Plan
Index of Financial Statements
September 30, 1996


Report of Independent Accountants

Financial Statements:

     Statements of Net Assets Available for Plan Benefits

     Statements of Changes in Net Assets Available for Plan Benefits

     Notes to Financial Statements



Report of Independent Accountants


To the Participants and Plan Administrator of the Hahn Automotive Warehouse, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the Hahn Automotive Warehouse, Inc. 401(k) Plan as of September 30, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended September 30, 1996. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Hahn Automotive Warehouse, Inc. 401(k) Plan as of September 30, 1996 and 1995, and the changes in its net assets available for plan benefits for the year ended September 30, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                        Coopers & Lybrand L.L.P.



Rochester, New  York
January 10, 1997


Hahn Automotive Warehouse, Inc.
401(k) Plan
Statements of Net Assets
Available for Plan Benefits
Septeber 30, 1996 and 1995


Assets                                         1996        1995
Investment at fair value                     5,032,136    4,082,047

Contributions Receivable
   Participants                                141,088       14,023
   Employer                                    143,958      136,343

Loans Receivable                                 4,592       25,606

Interest Receivable                              8,831        8,243

Net assets available for
plan benefits                                5,330,605    4,266,262


The accompanying notes are an integral
part of the financial statements.



Hahn Automotive Warehouse, Inc.
401(k) Plan
Statement of Changes in Net Assets
Available for Plan Benefits
For the year ended September 30, 1996

                                                                                   Small
                                                    Intermediate      Asset       Capital
                                        GIC Fund     Bond Fund   Allocation FundEquity Fund

Additions:
  Contributions:
     Employer                               31,748        19,682         30,852       41,308
     Employee                              232,989       168,375        242,679      296,368
Investment income:
  Realized gain (loss):
     Sale Proceeds                                       220,675        398,807      581,555
     Cost                                              (220,442)      (392,616)    (557,945)
  Sub-total                                                  233          6,191       23,610

  Unrealized gain (loss):                               (17,073)        104,502      305,713
  Dividends and interest                    69,821        34,397         34,941       12,808
     Loan repayments                         4,269         1,493          2,630        6,823

             Total Additions:              338,827       207,107        421,795      686,630


Deductions:
     Distributions to participants         165,276        91,156        212,030      275,980
     Administration expenses                12,920         3,991          9,547        9,469

             Total deductions              178,196        95,147        221,577      285,449


Net transfers (to) from other funds       (94,814)      (21,510)         28,557       89,682

    Net increase (decrease)                 65,817        90,450        228,775      490,863

Net assets available for plan
benefits-begining of year                1,092,102       541,760        953,935    1,276,148

Net assets available for plan
benefits-end of year                     1,157,919       632,210      1,182,710    1,767,011


                                       Hahn Fund     Loan Fund        Total

Additions:
  Contributions:
     Employer                               20,391                      143,981
     Employee                              179,948                    1,120,359
Investment income:
  Realized gain (loss):
     Sale Proceeds                         209,397                    1,410,434
     Cost                                (196,137)                  (1,367,140)
  Sub-total                                 13,260                       43,294

  Unrealized gain (loss):                   62,765                      455,907
  Dividends and interest                       393                      152,360
     Loan repayments                         1,124      (15,257)          1,082

             Total Additions:              277,881      (15,257)      1,916,983


Deductions:
     Distributions to participants          62,751         5,757        812,950
     Administration expenses                 3,763                       39,690

             Total deductions               66,514         5,757


Net transfers (to) from other funds        (1,915)

    Net increase (decrease)                209,452      (21,014)      1,064,343

Net assets available for plan
benefits-begining of year                  376,711        25,606      4,266,262

Net assets available for plan
benefits-end of year                       586,163         4,592      5,330,605



The accompanying notes
are an integral
part of the financial statements.




Hahn Automotive Warehouse, Inc.
401(k) Plan
Statement of Changes in Net Assets
Available for Plan Benefits
For the year ended September 30, 1995

                                                                                        Small
                                                       Intermediate      Asset         Capital
                                            GIC Fund     Bond Fund  Allocation Fund  Equity Fund

Additions:
  Contributions:
     Employer                                   30,274       17,730          24,840       36,781
     Employee                                  227,753      125,222         174,076      241,710
Investment income:
  Net appreciation (depreciation)
  on investments                                             22,270         153,060      331,951
  Dividends and interest                        62,306       27,590          22,756       12,420
     Loan repayments                             9,556        3,509           4,741       13,149

             Total Additions:                  329,889      196,321         379,473      636,011


Deductions:
     Distributions to participants             202,139       32,082          61,933       88,805
     Administration expenses                    18,112        4,302           8,615        8,994

             Total deductions                  220,251       36,384          70,548       97,799


Net transfers (to) from other funds            120,977     (15,190)        (64,232)     (78,870)

    Net increase (decrease)                    230,615      144,747         244,693      459,342

Net assets available for plan
benefits-beg. of year                          856,556      396,227         708,370      815,855

Net assets transferred from the
Northern Automotive Retirement Plan              4,931          786             872          951

Net assets available for plan
benefits-end of year                         1,092,102      541,760         953,935    1,276,148




                                            Hahn Fund    Loan Fund       Total

Additions:
  Contributions:
     Employer                                   27,009                      136,634
     Employee                                  207,906                      976,667
Investment income:
  Net appreciation (depreciation)
  on investments                             (328,194)                      179,087
  Dividends and interest                           483                      125,555
     Loan repayments                             4,838     (31,992)           3,801

             Total Additions:                 (87,958)     (31,992)       1,421,744


Deductions:
     Distributions to participants              52,126        6,013         443,098
     Administration expenses                     5,883                       45,906

             Total deductions                   58,009        6,013         489,004


Net transfers (to) from other funds             37,315

    Net increase (decrease)                  (108,652)     (38,005)         932,740

Net assets available for plan
benefits-beg. of year                          485,363       63,611       3,325,982

Net assets transferred from the
Northern Automotive Retirement Plan                                             7,540

Net assets available for plan
benefits-end of year                           376,711       25,606       4,266,262

The accompanying notes are an
integral part of the financial
statements.


Hahn Automotive Warehouse, Inc.
401(k) Plan
Statement of Changes in Net Assets
Available for Plan Benefits
For the year ended
September 30, 1994
                                                                                 Small
                                                Intermediate       Asset        Capital
                                      GIC Fund    Bond Fund   Allocation Fund Equity Fund

Additions:
  Contributions:
     Employer                             9,631        15,428          16,720      52,282
     Employee                           177,390       127,855         193,107     242,210
Investment income:
  Net appreciation (depreciation)
  on investments                                     (40,038)        (31,117)    (14,052)
  Dividends and interest                 38,134        21,471          13,736       1,648
     Loan repayments                     10,471         3,862           7,088      11,216

             Total Additions:           235,626       128,581         199,534     293,304


Deductions:
     Distributions to participants       78,655        17,792          75,201      14,039
     Administration expenses             12,962         2,539           4,710       2,192

             Total deductions            91,617        20,331          79,911      16,231


Net transfers (to) from other funds     285,229       120,821         178,451   (312,292)

    Net increase (decrease)           (141,220)      (12,582)        (58,828)     589,365

Net assets available for plan
benefits-beg. of year                   589,013       242,259         580,548

Net assets transferred from the
Northern Automotive Retirement Plan     408,763       166,230         186,650     226,490

Net assets available for plan
benefits-end of year                    856,556       395,907         708,370     815,855



                                     Hahn Fund    Loan Fund        Total

Additions:
  Contributions:
     Employer                            28,442                       122,495
     Employee                           132,518                       873,080
Investment income:
  Net appreciation (depreciation)
  on investments                         73,506                      (11,701)
  Dividends and interest                    475                        75,464
     Loan repayments                      3,252      (30,696)           5,193

             Total Additions:           238,193      (30,696)       1,064,531


Deductions:
     Distributions to participants       16,664         3,312         205,663
     Administration expenses              8,375                        30,778

             Total deductions            25,039         3,312         236,441


Net transfers (to) from other funds   (272,209)

    Net increase (decrease)             485,363      (34,008)         828,090

Net assets available for plan
benefits-beg. of year                                                1,412,140

Net assets transferred from the
Northern Automotive Retirement Plan                     97,619       1,085,752

Net assets available for plan
benefits-end of year                    485,363        63,611       3,325,982
The accompanying notes are an
integral part of the financial
statements.

Hahn Automotive Warehouse, Inc.
Notes to Financial Statements
September 30, 1996


1. Description of Plan

   The Hahn Automotive Warehouse, Inc. 401(k) Plan (the Plan) is a defined contribution plan covering all eligible employees of Hahn Automotive Warehouse, Inc. and related entities (the Company). The Plan was established by the Company October 1, 1990.

   Eligible employees include all employees of the Company and related entities, greater than twenty-one years of age and having 1,000 hours of service. Effective January 1, 1995, hours of service included service with certain companies acquired by the Company during the plan year. The Plan allows participants to contribute an aggregate amount equal to 1% to 15% of their compensation.

   The Company will match a participant's contribution by 15%, up to 15% of the participant's compensation. The Company may also make discretionary contributions at year end which are allocated to each participant based upon the participant's compensation to total participant compensation. Contributions vest as follows:

             20% vested after three years of service
             40% vested after four years of service
             60% vested after five years of service
             80% vested after six years of service
             100% vested after seven years of service

   Normal retirement age is 65 at which time, participants are entitled to receive 100% of their account balance. Vested amounts are distributable upon termination, death, disability or the termination of the Plan. Participants receive their distribution in a single lump sum check.

   Unvested balances of participants terminating their employment will be forfeited immediately upon payment of the vested balance to the participant. Forfeitures are used to pay administrative expenses and reduce employer contributions. The Trustee holds all Plan assets and distributes the funds among the various investment options elected by the participants. The Trustee also directly makes disbursements from the trust for benefits payments upon receiving proper authorization and benefit amount information from the Plan Administrator.

   Upon the termination of the Plan, the accounts of all participants will become vested. After payment of expenses incurred by the Plan, the assets will be distributed to participants, former participants, and beneficiaries in proportion to their respective account balances.

   Fleet Investment Services serves as the Plan's Trustee.

2. Significant Accounting Policies

   Basis of Accounting

   The financial statements of the Plan have been prepared on the accrual basis of accounting. Investments are valued at market based on market quotations, appraised values or values as determined by the Trustee. The GIC Fund is valued at contract value which represents contributions made under the contract, less funds used on payment of benefits. Contract value approximates market value. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   Administrative Expenses

   All administrative expenses of the Plan were paid by the Plan in 1996 and 1995.

   Use of Estimates

   The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   Risks and Uncertainties

   The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.



3. Investment Programs

   Participants  can  direct  their  contributions  into  the   following
   investment accounts:

   GIC Fund

   This fund invests primarily in guaranteed investment contracts issued by insurance companies and commercial banks and other similar types of fixed principal investments.

3. Investment Programs - continued

   Intermediate Bond Fund

   This fund invests in investment grade debt obligations, obligations issued or guaranteed by the U.S. Government, and money market instruments offering high current income and principal stability.

   Asset Allocation Fund

   This fund invests in a diversified portfolio of equities, fixed income investments, and cash equivalents offering high total return.

   Small Capital Equity Fund

   This  fund  is  a  diversified portfolio that  invests  in  equity  of
   companies   that  the  advisor  believes  offers  the  potential   for
   significant capital appreciation.

   Hahn Company Stock Fund

   This fund allows employees to invest in the Company's stock.


Hahn Automotive Warehouse, Inc.
401(k) Plan
Investments

Investments at fair value at
September 30, 1996 and 1995
based on quoted net asset
values, are stated below.
                                                                  Asset
                                                  Intermediate  Allocation
                                        GIC Fund    Bond Fund      Fund
                                          1996        1996         1996
Fixed Income:
    Galaxy GIC Pooled Fund              1,135,662
    Galaxy Intermediate                                610,684

Equities:
    Galaxies Asset Allocation                                    1,117,443
    Galaxies Small Company
    Hahn Stock Fund

Cash Equivalents:
    Fleet Money Market


Total Investments                       1,135,662      610,684   1,117,443

                                         Small
                                        Capital       Hahn
                                      Equity Fund  Stock Fund     Total
                                          1996        1996         1996
Fixed Income:
    Galaxy GIC Pooled Fund                                       1,135,662
    Galaxy Intermediate                                            610,684

Equities:
    Galaxies Asset Allocation                                    1,117,443
    Galaxies Small Company              1,644,940                1,644,940
    Hahn Stock Fund                                    519,232     519,232

Cash Equivalents:
    Fleet Money Market                          0        4,175       4,175


Total Investments                       1,644,940      523,407   5,032,136



                                                                  Asset
                                                  Intermediate  Allocation
                                        GIC Fund    Bond Fund      Fund
                                          1995        1995         1995
Fixed Income:
    Galaxy GIC Pooled Fund              1,046,122
    Galaxy Intermediate                                516,854

Equities:
    Galaxies Asset Allocation                                      922,745
    Galaxies Small Company
    Hahn Stock Fund

Cash Equivalents:
    Fleet Money Market                      5,766        2,367       3,536


Total Investments                       1,051,888      519,221     926,281

                                                                  Asset
                                                  Intermediate  Allocation
                                        GIC Fund    Bond Fund      Fund
                                          1995        1995         1995
Fixed Income:
    Galaxy GIC Pooled Fund                                       1,046,122
    Galaxy Intermediate                                            516,854

Equities:
    Galaxies Asset Allocation                                      922,745
    Galaxies Small Company              1,231,847                1,231,847
    Hahn Stock Fund                                    338,058     338,058

Cash Equivalents:
    Fleet Money Market                      6,198        8,554      26,421


Total Investments                       1,238,045      346,612   4,082,047





Hahn Automotive Warehouse, Inc.
401(k) Plan
Notes to Financial Statements
September 30, 1996

Net Assets by Fund
                                                                           Small
                                                               Asset      Capital
                                               Intermediate Allocation    Equity
                                      GIC Fund   Bond Fund     Fund        Fund
                                        1996       1996        1996        1996
Investments                          1,135,662      610,684   1,117,443  1,644,940
Contribution receivable:
    Participants                        30,647       19,685      31,321     37,678
    Employer                            31,067       19,728      31,190     41,351
Loan receivable
Interest receivable                      5,837        2,953           6          7
Interfund transfers                    (45,294)     (20,840)        2750      43035

Net assets available for plan
benefits                             1,157,919      632,210   1,182,710  1,767,011

                                        Hahn
                                       Stock                 Total All
                                        Fund     Loan Fund     Funds
                                        1996       1996        1996
Investments                            523,407                5,032,136
Contribution receivable:
    Participants                        21,757                  141,088
    Employer                            20,622                  143,958
Loan receivable                                       4,592       4,592
Interest receivable                         28                    8,831
Interfund transfers                     20,349

Net assets available for plan
benefits                               586,163        4,592   5,330,605

                                                                           Small
                                                               Asset      Capital
                                               Intermediate Allocation    Equity
                                      GIC Fund   Bond Fund     Fund        Fund
                                        1995       1995        1995        1995
Investments                          1,051,888      519,221     926,281  1,238,045
Contribution receivable:
    Participants                         3,123        1,869       2,645      3,146
    Employer                            31,577       18,094      25,003     34,825
Loan receivable
Interest receivable                      5,514        2,699           6          9
Interfund transfers                                   (123)                    123

Net assets available for plan
benefits                             1,092,102      541,760     953,935  1,276,148


                                        Hahn
                                       Stock                 Total All
                                        Fund     Loan Fund     Funds
                                        1995       1995        1995
Investments                            346,612                4,082,047
Contribution receivable:
    Participants                         3,240                   14,023
    Employer                            26,844                  136,343
Loan receivable                                      25,606      25,606
Interest receivable                         15                    8,243
Interfund transfers

Net assets available for plan
benefits                               376,711       25,606   4,266,262



6. Federal Income Taxes

   The Company has received a determination letter from the Internal Revenue Service (IRS), stating that the Plan, as amended through January 1, 1995, constituted a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code.

   As long as the Plan is qualified, a participating employee (or their designated beneficiary or legal representative) will not be subject to Federal income taxes on dividends, interest or profits from the sale of securities received by the Trustee until cash benefits are distributed to the participant.

Exhibit 23.2


                   CONSENT OF INDEPENDENT ACCOUNTANTS





We consent to the incorporation by reference in the Registration Statement of Hahn Automotive Warehouse, Inc. on Form S-8 (No. 33-81854) of the Hahn Automotive Warehouse, Inc. 401(k) Plan as filed with the Securities and Exchange Commission on July 22, 1994, and Form S-8 (No. 33-65100) of the Hahn Automotive Warehouse, Inc. 1992 Stock Option Plan as filed with the Securities and Exchange Commission on June 10, 1993, of our report dated February 15, 1996, on our audits of the financial statements of the Hahn Automotive Warehouse, Inc. 401(k) Plan as of September 30, 1996 and 1995, and for the year ended September 30, 1996 which report is included in this Annual Report on Form 11-K.





                                        Coopers & Lybrand L.L.P.



Rochester, New York
March 28, 1997